Modigene Inc.
8000 Towers Crescent Drive, Suite 1300
Vienna, VA 22182

September 27, 2007

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Modigene Inc.
Registration Statement on Form SB-2
(File No. 333-145881) Request for Acceleration

Ladies and Gentlemen:

Modigene Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement under Rule 461 of the Securities Act of 1933, as amended and declare the Registration Statement effective at 10:00 am, Eastern Daylight Time, on Friday, September 28, 2007, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•
The Company may not assert the staff’s comments or the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Modigene Inc.

By:	/s/ Abraham (Avri) Havron
Abraham (Avri) Havron
Chief Executive Officer